Exhibit (d)(13) under Form N-1A

Exhibit 10 under Item 601/Reg. S-K

AMENDMENT #1 TO EXHIBIT K

to the

Investment Advisory Contract

WORLD INVESTMENT SERIES, INC.

Federated International Leaders Fund

(formerly Federated Global Financial Services Fund)

This Amendment #1 to Exhibit K to the Investment Advisory Contract between Federated Global Investment Management Corp. (formerly Federated Global Research Corp.) and Federated World Investment Series, Inc. (formerly World Investment Series, Inc.), approved at a board meeting on May 17, 2013, shall become effective as of June 24, 2013.

For all services rendered by Adviser hereunder, the above-named Fund of the Federated World Investment Series, Inc. shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.90 of 1% of the average daily net assets of the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.90 of 1% applied to the daily net assets of the Fund.

The right of the Adviser as set forth in Paragraph 6 of this Contract to assume expenses of one or more of the Funds shall also apply as to any classes of the above-named Fund.

The advisory fee so accrued shall be paid to Adviser daily.

Witness the due execution hereof this 1st day of June, 2013.

FEDERATED WORLD INVESTMENT SERIES, INC.

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President

FEDERATED GLOBAL INVESTMENT MANAGEMENT CORP.

By: /s/ John B. Fisher

Name: John B. Fisher

Title: President and CEO